Exhibit 99.2

SILVERCORP METALS INC. (the “Corporation”)

Annual General Meeting of Shareholders

September 30, 2009

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting:

88,279,197 or 54.63%

Total outstanding Common Shares as at record date:

161,587,001

General Business:

1.

The following nominees were elected as directors to serve until the close of the next annual meeting or until their successors are duly elected or appointed:

•

Dr. Rui Feng

•

Myles Gao

•

S. Paul Simpson

•

Greg Hall

•

Earl Drake

•

Yikang Liu

•

Dr. Robert Gayton

2.

Ernst & Young LLP, Chartered Accountants, were re-appointed as auditors until the close of the next annual meeting or until a successor is appointed at a remuneration to be fixed by the Board of Directors.

Special Business:

3.

The shareholders voted on a motion to approve all acts of the directors and officers of the Company on its behalf during the preceding year.  The motion was carried and the results of the vote were as follows:

For the motion:

85,194,103 (97.03%)

4.

The shareholders voted on a motion to approve the amendments to the Company’s stock option plan as detailed in the information circular.   The motion was carried and the results of the vote were as follows:

For the motion:

46,980,525 (74.02%)

5.

The shareholders voted on a motion to approve the extension of an existing option held by Dr. Rui Feng, CEO of the Company as detailed in the information circular.   The motion was carried and the results of the vote were as follows:

For the motion:

44,443,232 (73.20%)